UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group S.A
SECURITIES REGISTRY N° 306

Santiago, September 5th 2018

Mr.
Joaquín Cortez Huerta
Superintendent
Financial Market Commission
1449 Av. Libertador Bernardo O´Higgins
Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized, the following material fact regarding LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, reports the following:

As is public knowledge, our subsidiary TAM S.A. owns approximately 73% of Multiplus S.A. (“Multiplus”), a Brazilian company that trades in the B3, the Brazilian stock exchange, under the mnemonic MPLU3.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and redemptions of points. This program has a network composed of associated companies, including, among others, hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines.

In order to implement its point’s accumulation and redemption, Multiplus maintains an operational contract (the “Operational Agreement”) with TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”), a subsidiary of TAM S.A., which entered into force on January 1, 2010, and has a duration of 15 years, with expiration on December 31, 2024.

Yesterday, LATAM Airlines Brazil sent a communication to Multiplus informing that intends to: (i) not renew or extend the Operational Agreement when it expires; and (ii) make a public offer to acquire the shares of Multiplus that are not owned by TAM S.A. - approximately 27% - cancelling the registration of Multiplus as a public company in the Comissão de Valores Mobiliários of the Federative Republic of Brazil (CVM) - the securities regulator - and delist it from the Novo Mercado of B3 - the stock exchange in Brazil. This process is subject to the approval of the Brazilian securities regulator and that the public offer for the acquisition of shares is successful.

It is attached to this Material Fact the translation of the Fato Relevante – Material Fact - sent by Multiplus to the Comissão de Valores Mobiliários (CVM), which gives an account of the above.

LATAM Airlines continues evaluating the final scope of the financial effects that the reported fact may have on the assets, liabilities or results.

LATAM Airlines will keep the Financial Market Commission duly informed of any relevant development that may occur in relation to the events it reveals.

Sincerely,

Juan Carlos Menció
Senior Vice President of Legal Affairs
LATAM Airlines Group S.A.

MULTIPLUS S.A.
NIRE 35.300.371.658
CNPJ/MF No. 11.094.546/0001-75
Publicly-Held Company with Authorized Capital

MATERIAL FACT

Multiplus S.A. (B3: MPLU3) (“Company”), in compliance with the provisions of Law 6,404/76 and with the Brazilian Securities Commission (“CVM”) Ruling No. 358 of January 3, 2002, as amended, comes hereby to inform its shareholders and the market in general that it has received, on this date, a correspondence from TAM Linhas Aéreas S.A. addressed to the Board of Directors and the Executive Committee of the Company informing that (i) it does not intend to extend or renew the Operational Agreement (Contrato Operacional) entered into with the Company and described in item 16.4 of the Company’s Reference Form (Formulário de Referência da Companhia), and (ii) it intends to carry out a unified Public Offering for Acquisition of Company Common Shares for Cancellation of Registration of Publicly-Held Company and Delisting from Novo Mercado Listing Segment (“Offer” and “Correspondence”).

The Offer materialization is subject to the other conditions described in the Correspondence, the entire content of which is attached to this material fact.

The Company will keep the market and its shareholders informed on the subject matters of this material fact. This material fact is for information purposes only and does not constitute an offer to acquire securities.

Barueri, September 04, 2018

RONALD DOMINGUES

Chief Financial Officer and Investor Relations Officer

September 04, 2018

To Multiplus S.A.
Alameda Xingu, 350, conjuntos 1501 to 1504, 1701 and 1702
Condomínio iTower Iguatemi, Alphaville Empresarial e Industrial Zip Code 06455-911 Alphaville, Barueri, São Paulo

C/O:	Members of the Board of Directors

Roberto José Maris de Medeiros Chief Executive Officer

Ronald Domingues Chief Financial Officer and Investor Relations Officer

Re.: Notice of Intention Not to Extend or Renew the Operational Agreement and to Carry Out a Unified Public Offering for Acquisition of Multiplus S.A. Common Shares for Cancellation of Registration of Publicly-Held Company and Delisting from Novo Mercado Listing Segment

Dear Sirs,

TAM Linhas Aéreas S.A, a company duly organized and existing under the laws of Brazil, headquartered at Rua Verbo Divino, 2001, 3rd floor, in the City of São Paulo, state of São Paulo, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 02.012.862/0001-60 (“Offeror”), a company controlled by TAM S.A., holder of approximately 73% of Multiplus S.A. (“Company”) total and voting capital, comes hereby to inform you that (i) it does not intend to extend or renew the Operational Agreement (Contrato Operacional) entered into with the Company and described in item 16.4 of the Company’s Reference Form (Formulário de Referência da Companhia) (“Operational Agreement”), and (ii) it intends to carry out a unified public offer for the acquisition of up to all the free float common shares issued by Company, for (a) cancellation of the registration of the Company as a publicly -held company at the Brazilian Securities Commission (“CVM”, “Cancellation of Registration” and “Public Offering for Acquisition of Shares – OPA aimed at Cancellation of Registration”); and (b) delisting from Novo Mercado listing segment (“Delisting from Novo Mercado” and “OPA for Delisting from Novo Mercado” and, jointly with OPA for Cancellation of Registration”, the “Offer”); pursuant to paragraph 4 of article 4 of Law No. 6,404 of December 15, 1976, as amended (“Corporation Law”), of CVM Instruction No. 361 of March 5, 2002, as amended (“CVM Instruction 361”), and in accordance with Sections I and II of Chapter II of Novo Mercado Rules, in effect since January 2, 2018 (“Novo Mercado Rules”).

1.           Operational Agreement executed between Offeror and Company

The Offeror informs you that it does not intend to extend or renew the Operational Agreement (Contrato Operacional) entered into with the Company, which establishes the terms and conditions relating: (i) the continuity of enjoyment, by Offeror customers that participate in the loyalty program of the Company, of the benefits of the loyalty program through the use of points awarded thereto and (ii) the redemption of points by members of the loyalty program through Rede Multiplus, in addition to the conditions for marketing rights to redeem points, the purchase and sale of air tickets, the use of the database, the management of Programa LATAM Travel and respective remuneration thereof. The Operational Agreement entered into force on January 1, 2010 and has a period of validity of 15 years. In this context, the Offeror decided to also carry out the OPA for Cancellation of Registration and/or of the OPA for Delisting from Novo Mercado, the details of which are below.

2.           Shares Subject to the Offer

Offeror agrees to acquire, under the Offer, up to the total amount of the common shares held by non-controlling shareholders of the Company (“Free Float”) and of the common shares held by the members of the senior management of the Company, if any, (jointly with the Free Float, “Shares Subject to the Offer”). The Shares Subject to the Offer do not include the common shares: (i) held by the controlling shareholder, and the persons connected thereto; and (ii) those held in treasury.

3.           Offer Conditions

According to article 16, II of CVM Ruling 361, the OPA for Cancellation of Registration will be subject to acceptance by Company shareholders that represent more than two-thirds (2/3) of the outstanding shares registered to the Offer auction (“Auction”), expressed through (i) the tender of the outstanding shares in the Offer; or (ii) the express agreement with the Cancellation of Registration, without tendering the outstanding shares in the Offer (“Condition for Cancellation of Registration”).

According to item 43, II of the Novo Mercado Rules, the OPA for Delisting from Novo Mercado will be subject to acceptance by the Company’s shareholders that represent more than one-third (1/3) of the outstanding shares registered to the Auction, expressed through (i) the tender of the outstanding shares in the Offer; or (ii) the express agreement with the delisting from Novo Mercado, without tendering the outstanding shares in the Offer (“Condition for the Delisting from Novo Mercado”).

For purposes of the calculation of the Condition for Cancellation of Registration and the Condition for the Delisting from Novo Mercado, the term “outstanding shares” shall mean all the common shares issued by the Company, except for those held by the controlling shareholder, persons connected thereto, managers of the Company and those held in treasury, as per CVM Instruction 361.

If the Condition for Cancellation of Registration does not occur, but the Condition for the Delisting from Novo Mercado occurs, Offeror, pursuant to item II of article 15 of CVM Ruling 361, will not proceed with the OPA for Cancellation of Registration, but will proceed with OPA for Delisting from Novo Mercado. In this case, therefore, the Company will remain registered at CVM as an issuer of category “A” securities, pursuant to CVM Instruction No. 480 of December 7, 2009, as amended, and the common shares issued thereby will then be traded at Basic segment (segmento Básico) of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), but, will no longer, as from the business day following the day on which the Auction was carried out, be subject to the rules of Novo Mercado Rules.

Other terms and conditions of the Offer will be duly and timely informed to the market in accordance with the applicable rules.

4.           Registration

According to article 9 of CVM Ruling 361, Offeror clarifies that the launch of the Offer and its effectiveness are subject to its registration with CVM, and the request for registration of the Offer will be filed at CVM within the period established by CVM Ruling 361.

5.           Share Price

Offeror attributes to each Shares Subject to the Offer the amount of twenty-seven reais and twenty-two cents (R$ 27,22) per share (“Share Price”), which represents the dividend-adjusted volume weighted average share price of the Company over the last 90 days. The intended Share Price represents a 11.6% premium over the R$24.40 unaffected share price of the Company as of close of the market today. The Share Price may be adjusted, in accordance with the terms to be provided in the Public Notice, in the cases in which, between the date of disclosure of the material fact that gives notice of the Offer and the date of the Auction, (i) the Company makes the payment of dividends or interest under equity, or the common shares are traded ex-dividends or ex-interest, as the case may be; or (ii) the Company’s capital stock is changed, by virtue of groupings or splits of share.

Due to the entry into force, since January 2, 2018, of the new Novo Mercado Rules, which changed the requirements to be observed for the voluntary delisting from Novo Mercado, Offeror hereby informs that it is requesting, on this date, that the Board of Directors call an Extraordinary General Shareholders’ Meeting of the Company to resolve on the amendment to the Company’s Bylaws, so as to make it compatible with the rules set out in the new Novo Mercado Rules, so that they are already reflected into the Company’s Bylaws at the time of issuance of the appraisal report of the fair market value of the Company, as required by paragraph 4 of article 4 of the Corporation Law (“Appraisal Report”) to be used in the context of the Offer.

Accordingly, Offeror informs that, in compliance with the procedures described in the Brazilian Corporations Law, CVM Instruction 361 and new Novo Mercado Rules, it has retained Banco de Investimento Credit Suisse (Brasil) S.A. as the independent appraiser (“Appraiser”) to prepare the Appraisal Report, which will be duly made available to the shareholders and to the market in general as soon as it is issued by Appraiser.

Offeror also informs that the Offer will only be made if the amount corresponding to the minimum price range per share indicated in the Appraisal Report, in accordance with the valuation criteria considered by the Appraiser as the most adequate for the definition of the fair value of the Company, is equal to or lower than the Share Price. Nevertheless, Offeror reserves the right to, at any time and regardless of what is established by the Appraisal Report, evaluate whether the intention expressed in this correspondence must be kept, due to, for example, the market conditions or those related to the Company at the launch of the Offer.

6.           Justification of the Offer

Offeror has been observing that, in the recent past, the market of fidelity programs in which the Company conducts its business faces constant challenges, that, in turn, demand growing efforts to maintain the Company’s competitiveness. In this context, Offeror and the Company have been making coordinated efforts to sustain and improve the attractiveness of the Company’s loyalty points program. Unfortunately, the limitations of the contractual relationship between the companies, and of the separate operational and corporate structures have proven to interfere with the ability to react rapidly and effectively, and have contributed to a loss of market share for the Company. In this sense, despite the fact that the Operating Agreement, in force since January 1, 2010, has been subject to several amendments that have sought to improve competitiveness, including most the recent reductions, on average, of 5% in domestic ticket prices and of 2% in international ticket prices offered by the Offeror, the decline in Company’s market share unfortunately continued. Moreover, we have no reason to believe that this situation will change significantly in the future, and will continue to affect the Company. In this sense, the Offeror understands it must make certain changes in the Company’s current business model and, therefore, intends (i) not to extend or renew the Operational Agreement, as mentioned above, and (ii) to promote the Cancellation of Registration and Delisting from Novo Mercado, seeking to further combine the businesses of both the Company and the Offeror; which will allow the Offeror to pursue to manage its own fully integrated frequent flyer and loyalty program in Brazil.

Offeror also clarifies that the Cancellation of Registration and the Delisting from Novo Mercado will result in benefits to Company and its minority shareholders, as expanded below. The Offer represents a liquidity opportunity for minority shareholders after the disclosure of the intention of the Offeror not to extend or renew the Operational Agreement. It minimizes the impact of such decision for the Company’s shareholders and is the most viable solution to the Company’s current challenges, which would be exacerbated without an operational agreement with the Offeror post January 1, 2025. In accordance with the provisions set out in the Brazilian Corporation Laws, CVM Instruction 361 and in Novo Mercado Rules, a publicly-held company may only have its registration cancelled if offeror carries out a public offer for acquisition of shares at a fair market price, as determined in an appraisal report to be prepared by a specialized firm. In addition, it should be noted that the economic group of the Offeror intends to consolidate its position as shareholder in the Company. Thus, considering the percentage of shares currently held by affiliates of the Offeror, as well as the current percentage of free float (ações em circulação) of the Company (too close to 25%), the minimum of 25% of free float required in Novo Mercado Rules could be not kept after an increase of the position of the Offeror and not be achieved back in the subsequent eighteen (18) months, which would require a tender offer for delisting from the Novo Mercado to be launched. As regards the Cancellation of Registration, Offeror believes that such measure is in accordance with the interests of the Company, since, according to Offeror’s viewpoint, the Company does not intend, in a near future, to access the stock market for the issuance of shares to finance its activities, and the maintenance of the registration as issuer of securities gives rise to a series of different types of costs that may be then allocated in the establishment of corporate purposes. It is important to notice that, in case the Public Offering for Acquisition of Shares – OPA aimed at Cancellation of Registration is successful, the Offeror intends to shortly after promote a merger of the Company into the Offeror. In relation to Company’s activities and its economic and financial performance, other than explained above, there is no foreseeable substantial changes that may be caused by the Offer and the possible Cancellation of Registration. Likewise, the Company’s business plan does not contemplate any forecasts relating to other liquidity events that could be affected by the Offer. Considering the abovementioned justifications, Offeror believes that this Offer represents a liquidity event at a fair market value to the minority shareholders, as well as the possibility of reducing costs for the Company.

7.           Requests

Therefore, in accordance with the applicable legislation, we hereby request that you:

(i) immediately publish a material fact informing the shareholders and the market in general on Offeror’s intentions expressed in this correspondence;

(ii) call the Company’s shareholders, pursuant to the correspondence also sent by TAM S.A. to the members of the Board of Directors on this date, so that, at a general meeting, they resolve on the amendments to the Company’s Bylaws to adapt it to the new Novo Mercado Rules, in force since January 2, 2018; and

(iii) adopt all other measures necessary to enable the Offer to be carried out in accordance with applicable regulations, particularly the provision of the information requested by the Appraiser to prepare the Appraisal Report.

Offeror will keep the Company’s senior management and the market informed on developments in the matters dealt with herein.

We are at your disposal to provide any further clarifications you may deemed necessary.

TAM Linhas Aéreas S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Mencio
	Name:	Juan Carlos Mencio
	Title:	VP Legal LATAM